EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 2, 2016
Fixed charges:
Interest expense*	$33
Estimated interest portion of rents	10
Total fixed charges	$43

Income:
Income from continuing operations before income taxes	$215
Fixed charges	43
Eliminate pretax income of Finance group	(5)
Adjusted income	$253

Ratio of income to fixed charges	5.88

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.